Ms. Kathleen Collins Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 March 27, 2007	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Re:	SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2003, Filed March 22, 2006
Forms 6-K Submitted January 11, 2006, January 26, 2006, April 21, 2006, May 23, 2006,
July 13, 2006, July 21, 2006 and August 30, 2006
File No.: 001-14251
Dear Ms. Collins:
By letter dated February 14, 2007, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG (SAP or the Company) in response to our letters to you dated October 9, 2006, November 24 and January 16, 2007 (that included SAP’s responses to the Staff’s letters to SAP dated September 12, 2006, October 30, 2006 and December 19, 2006). For your convenience we have reproduced in italics below the Staff’s comments in the February 14, 2007 letter and have provided SAP’s responses below each comment.
1.	We note your current balance sheet presentation does not appear to comply with U.S. GAAP or Item 5.02 of Regulation S-X. Tell us how you considered Item 17(b) of Form 20-F to include information content similar substantially similar to financial statements that comply with U.S. GAAP and Regulation S-X.
SAP’s balance sheet presentation has not changed since SAP first registered with the SEC and started to file Annual Reports on Form 20-F. The presentation finds its origin in the German accounting regulations as codified in the German Commercial Code, section 266 and the European Union’s 4th Directive. This presentation combined with additional note disclosures to comply with U.S. GAAP and SEC requirements has been used by us and many other German companies that file annual reports on Form 20-F.
It is SAP’s understanding that Item 5.02 of Regulation S-X indicates “the various line items and certain additional disclosures which ... should appear on the face of the balance sheets or related notes” (emphasis added) but does not require a specific order or terminology of the balance sheet items. Similarly, it is our understanding that U.S. GAAP also does not require a specific order or terminology of the balance sheet items.
Based on this understanding SAP believes that its balance sheet provides “an information content substantially similar” to a balance sheet that complies with U.S. GAAP and Regulation S-X as required by Item 17(b) of Form 20-F. The following analysis of the information provided either on the face of SAP’s balance sheet or in the notes thereto in SAP’s Annual Report on Form 20-F for 2005 supports this view:

Regulation S-X
Requirement	Disclosure in SAP’s 2006 consolidated financial statements

Section 5-02 No. 1	“Cash and cash items” is disclosed in note 19

Section 5-02 No. 2	“Marketable securities” is disclosed on the face of the balance sheet and in note 15

Section 5-02 No. 3	“Accounts and notes receivable” is disclosed on the face of the balance sheet and in note 17. Note 17 also provides the additional disclosures required by Rule 5-02 No. 3 when material.

Section 5-02 No. 4	“Allowances for doubtful accounts and notes receivables” is disclosed in note 17

Section 5-02 No. 5	SAP does not have any “Unearned income” to be disclosed. Deferred income and future performance obligations are disclosed on the face of the balance sheet

Section 5-02 No. 6	“Inventories” is disclosed on the face of the balance sheet and in note 16

Section 5-02 No. 7	“Prepaid expenses” is disclosed on the face of the balance sheet and in note 20

Section 5-02 No. 8	“Other current assets” is disclosed on the face of the balance sheet and in note 18

Section 5-02 No. 9	“Total current assets” is disclosed on the face of the balance sheet

Section 5-02 No. 10	SAP does not have any significant related party balances (see note 34)

Regulation S-X
Requirement	Disclosure in SAP’s 2006 consolidated financial statements

Section 5-02 No. 11	SAP does not have any significant related party balances (see note 34)

Section 5-02 No. 12	“Other investments” is disclosed in note 15

Section 5-02 No. 13	“Property, plant and equipment” is disclosed in note 14

Rule 5-02 No. 14	“Accumulated depreciation of property, plant and equipment” is disclosed in note 14

Rule 5-02 No. 15	“Intangible assets” is disclosed in note 13

Rule 5-02 No. 16	“Accumulated depreciation of intangible assets” is disclosed in note 13

Rule 5-02 No. 17	“Other assets” is disclosed on the face of the balance sheet and in note 18

Rule 5-02 No. 18	“Total assets” is disclosed on the face of the balance sheet

Rule 5-02 No. 19	“Accounts and notes payable” is disclosed in note 25

Rule 5-02 No. 20	“Other current liabilities” is disclosed in notes 25, 23 and 24

Rule 5-02 No. 21	“Total current liabilities” is disclosed on the face of the balance sheet

Rule 5-02 No. 22	“Bonds, mortgages and long-term debt” is disclosed on the face of the balance sheet

Rule 5-02 No. 23	SAP does not have any significant related party balances (see note 34)

Rule 5-02 No. 24	“Other liabilities” is disclosed in notes 25, 23 and 24

Rule 5-02 No. 25	“Commitment and contingent liabilities” is disclosed in note 28

Rule 5-02 No. 26	“Deferred Credits” is disclosed on the face of the balance sheet and in notes 11 and 26

Rule 5-02 No. 27	“Minority interests” is disclosed on the face of the balance sheet

Rule 5-02 No. 28	SAP does not have any preferred stock (see note 21)

Rule 5-02 No. 29	SAP does not have any preferred stock (see note 21)

Rule 5-02 No. 30	“Common stocks” is disclosed on the face of the balance sheet as subscribed capital

Rule 5-02 No. 31	“Other stockholders’ equity” consists of Treasury stock, Additional Paid in capital, Retained earnings, and Accumulated other comprehensive income, which are disclosed on the face of the balance sheet

Rule 5-02 No. 32	“Total liabilities and stockholders’ equity” is disclosed on the face of the balance sheet

Several of the above sections require balances of items exceeding 5 or 10% of the aggregate respective balance to be disclosed separately on the balance sheet or in the notes. We have respected those requirements and provided such disclosures when applicable.
Starting with its fiscal year 2007, SAP is required by applicable European and German law to prepare annual consolidated financial statements under International Financial Reporting Standards (IFRS). In addition to preparing financial statements in accordance with IFRS, SAP currently intends to continue preparing consolidated financial statements in accordance with U.S. GAAP. In the light of the specific IFRS requirement regarding the balance sheet presentation and in an effort to eliminate avoidable differences between its U.S. GAAP reporting and its IFRS reporting, in 2005 SAP started preparing for a change of its balance sheet presentation under U.S. GAAP. The project was completed in 2006. Consequently, starting with its 2006 annual report on Form 20-F, SAP’s historical balance sheet presentation will be replaced by a classified balance sheet structure.
2.	Please refer to comment 3 in our letter dated December 19, 2006. We have reviewed your response and it remains unclear whether the software elements (specifically the new releases) included in your maintenance agreement are additional products or upgrade rights. In this regard, help us understand why upgrading from CRM 3.0 to CRM 4.0 and CRM 5.0 of your software (as noted in your response to comment 7 in our letter dated October 30, 2006) does not represent an additional product. For example, are the differences in features and functionalities of CRM 3.0 in 2002 as compared to CRM 5.0 in 2006 insignificant? Has the core functionality of the original software remained the same during this time frame and if so, does CRM 5.0 relate only to the most up to date maintenance release sold with the original software or is the total software package marketed as CRM 5.0? Can a customer choose to purchase CRM 4.0 versus CRM 5.0? Please advise.
Note: In response to your comment, as requested, we focus our answer on SAP CRM and the upgrades from SAP CRM 3.0 to SAP CRM 4.0 and from SAP CRM 4.0 to SAP CRM 5.0. This focus should not be misinterpreted to mean that the statements made below are only applicable for our SAP CRM product and not for other SAP products.
The following are the key criteria supporting management’s determination that SAP CRM is one product and that rights to upgrade from mySAP CRM 3.0 to mySAP CRM 4.0 and from mySAP CRM 4.0 to mySAP CRM 5.0 represent upgrade rights and not additional products. In this evaluation SAP management considered the definition of upgrade in SOP 97-2: “Upgrade/Enhancement — An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. The terms upgrade and enhancement are used interchangeably to describe improvements to software products...”
•	mySAP CRM 4.0 is an improvement of mySAP CRM 3.0 and mySAP CRM 5.0 is an improvement of mySAP CRM 4.0
•	As described on page 26 of SAP’s Annual Report on Form 20-F for 2005, mySAP CRM “provides functions to manage the entire customer interaction cycle. ... The application provides the ability to view and manage data related to each customer interaction”. As such SAP regards the area of customer interaction as the domain or core functionality of mySAP CRM. This domain has neither changed from mySAP CRM 3.0 to mySAP CRM 4.0 nor from mySAP CRM 4.0 to mySAP CRM 5.0.

Rather, the functionalities of all three releases are limited to the domain of customer interaction.

•	We attach a document (see appendix 1) which shows the evolution from mySAP CRM 3.0 to mySAP CRM 5.0 described in Annex I to this letter shows that mySAP CRM consists of three different modules that cover different aspects of customer interaction. These modules are:
•	Marketing

•	Sales

•	Service
These modules exist in all three releases of mySAP CRM (i.e., 3.0, 4.0 and 5.0). In all cases the upgrades from one release to the next added functionalities within these modules but did not add new modules.
•	Each of the modules of mySAP CRM consists of different submodules that cover different aspects of the respective module (see Annex I). For example, the Marketing Module consists of the submodules:
•	Enterprise Marketing

•	E-Marketing

•	Telemarketing

•	Channel Marketing
These submodules exist in all three releases of mySAP CRM. In all cases, the upgrades added functionalities within these submodules but did not add new submodules.
•	Appendix 1 also shows the differences between the functionalities of mySAP CRM 3.0, mySAP CRM 4.0 and mySAP CRM 5.0 by indicating in which areas the software changed. While a significant number of functionalities have been added to each upgrade, the volume of functionalities in mySAP CRM 3.0 exceeds the volume of functionalities added through the upgrades from mySAP CRM 3.0 to mySAP CRM 4.0 and from mySAP CRM 4.0 to mySAP CRM 5.0. The additional functionalities were added in response to market requirements and thus to “improve significantly the marketability of the original product [mySAP CRM] through added functionality, enhanced performance, or both” as defined in SOP 97-2.
•	SAP markets and sells mySAP CRM but not the specific releases of mySAP CRM

•	“mySAP CRM” as the name of the product has not changed from one release to the next.

•	Our price list only has an entry for mySAP CRM, not for different releases of mySAP CRM.

•	A customer cannot choose between different releases when purchasing mySAP CRM but rather they must always purchase the most recent release.

•	Except when referring to the features added by a specific release of mySAP CRM, SAP’s marketing material and other external communication only refer to mySAP CRM without specifying the release.

•	SAP’s software license arrangements for mySAP CRM provide license rights to mySAP CRM and not license rights to a specific release of mySAP CRM. A customer cannot choose which release to license.

•	A release of mySAP CRM always includes both (a) the functionalities inherited from earlier releases and (b) the newly added functionalities. SAP does not sell the new functionalities separately and the new functionalities would not operate independently or otherwise without interaction with the functionalities inherited from earlier releases.

•	A new release of mySAP CRM replaces the former release
•	If a customer receives the new mySAP CRM release under a maintenance agreement, the customer is not entitled to use the new release in addition to the former release (see SAP’s answer to question 3 below for details).

•	When SAP delivers mySAP CRM to a customer, SAP delivers the most recent release of the software.

•	New releases are generally downward compatible.
•	No impact on pricing
•	Upon releasing upgrades of the mySAP CRM product, SAP has not changed the prices for mySAP CRM licenses.

•	Upon releasing upgrades of the mySAP CRM product, SAP has not changed the way it prices mySAP CRM maintenance (percentage of the license fee paid by the customer) nor has it changed the rate at which maintenance is charged.
3.	We also note your evaluation of certain criteria in determining whether your maintenance agreements include unspecified upgrades or unspecified products. With regards to your analysis, please explain the following:
•	You indicate that when a new release is made available to your customers, they have the option of whether or not to use the new release; however, they cannot use both versions in parallel. This disclosure appears to indicate that the new release is a new version of the software, which would imply that you are providing additional product. Please explain.
SAP believes that the fact that a customer cannot use the old release and the new release in parallel is a strong indicator that the new release is an upgrade and not an additional product. When a customer purchases two software products they are usually entitled to use both of these products in parallel. When a customer receives one software product that replaces an earlier software product such that the customer is only entitled to use the later software product, such replacement strongly indicates that the later software product is an upgrade of the earlier product, not an additional product.
The following example may help to clarify SAP’s position:
A customer purchases from SAP 1,000 user licenses for SAP ERP and enters into a maintenance contract for these 1,000 users (Please note: SAP licenses most of its software applications on an individual user basis. Customers purchase as many user licenses as they have employees or other users that require access to the software. In this example, the customer has 1,000 employees who require access to SAP ERP). SAP delivers to the customer the most up-to-date release of SAP ERP which at the time of the purchase is SAP ERP 2004. The customer installs the software on two separate servers in Branch A and Branch B and deploys 600 of its 1,000 users on the installation in Branch A and the other 400 users on the installation in Branch B. Some time during the maintenance period, SAP delivers under the maintenance contract SAP ERP 2005 which is an upgrade to SAP ERP 2004. The customer may or may not immediately upgrade to SAP ERP 2005, it’s his choice when or whether to upgrade. The customer may also choose to upgrade the installation in Branch A but not the installation in Branch B and vice versa. However, once the customer upgrades one or both of its installations to SAP ERP 2005, the user licenses deployed on the upgraded installation(s) are for SAP ERP 2005 only. I.e., the customer has at no point in time more than 1,000 user licenses. After upgrading both installations the customer’s 1,000 user licenses are for SAP ERP 2005 only. The customer does not have the right to have 1,000 employees with access to SAP ERP 2004 and 1,000 employees with access to SAP ERP 2005.
In contrast, if the customer subsequently purchases 1,000 users of mySAP CRM (which is a different product than SAP ERP), then the customer is entitled to have 1,000 employees use SAP ERP 2005 AND to have 1,000 employees use mySAP CRM. The difference is that the SAP ERP upgrade delivered under maintenance supersedes the former release and does not create additional usage rights whereas the subsequent purchase of an additional product (mySAP CRM) results in additional usage rights.
SAP believes a strong indicator of an upgrade is when a new software release replaces or supersedes an older software release and the customer is not entitled to use both releases in parallel. This view is consistent with non-authoritative guidance provided by certain audit firms (see page 215 of Ernst & Young’s publication: Financial Reporting Developments — Software Revenue Recognition, an Interpretation; or page 3-11 of PriceWaterhouseCoopers publication: Software Revenue Recognition, 2005).
SAP also believes it is relevant for the staff to understand that all customers with valid maintenance contracts for a particular SAP product receive the same upgrade and enhancement rights. Customers without a valid maintenance contract do not have any ability to upgrade or enhance their existing products without either (a) entering into a separate maintenance contract and paying back-maintenance (i.e. maintenance fees for the period without maintenance arrangement) or (b) purchasing the upgraded/enhanced product separately (as described in more detail below, SAP does not separately market or sell the delta functionality between software releases). SAP has thousands of customers with valid maintenance contracts. If SAP were to provide additional products and not just upgrades through maintenance contracts, then SAP would in effect be cannibalizing its future software sales. SAP would be unable to convince existing customers to purchase new software products if the customers already received new products through their maintenance contracts. SAP’s historical trend of increasing software revenues is in part the result of existing customers, most of which have valid maintenance contracts, purchasing additional software when it becomes available.
•	Your response indicates that the development efforts incurred for an upgrade, bug fix, new release or support package, while significant, are much smaller than the development efforts incurred to develop SAP’s primary software product. In your response to comment 7 in our letter dated November 24, 2006 you state “[t]he majority of SAP’s research and development expense is spent on the development of functionalities and features that are delivered as part of new release of already existing software products.” Please reconcile these statements as they appear to be somewhat contradictory.

SAP does not believe that these two statements are contradictory as they refer to two different points:
•	The first statement compared (a) the cumulative development effort incurred for a specific release of a SAP software product with (b) the development effort for an upgrade, bug fix, new release or support package. The statement made the point that (b) is much smaller than (a).

Example: The cumulative development effort incurred to develop SAP ERP 2004 is the development effort incurred to develop all functionalities that are included in SAP ERP 2004. This includes both the functionalities newly introduced in SAP ERP 2004 and the functionalities that SAP ERP 2004 inherited from earlier ERP software products. This cumulative development effort is an indicator for the volume of functionalities that SAP ERP 2004 provides. The development effort for the upgrade from SAP ERP 2004 to SAP ERP 2005 is the development effort incurred to develop (i) the functionalities that were newly introduced by SAP ERP 2005 (i.e. not included in earlier releases) and (ii) enhancements of functionalities that were already included in earlier releases. The point SAP makes is that the development effort for the upgrade from SAP ERP 2004 to SAP ERP 2005 is much smaller than the cumulative development effort to develop all functionalities included in SAP ERP 2004. This strongly supports SAP’s position that the upgrade from SAP ERP 2004 to SAP ERP 2005 is truly an upgrade as the volume of functionalities added by the upgrade from SAP ERP 2004 to SAP ERP 2005 is much smaller than the volume of functionalities included in SAP ERP 2004.
•	The second statement compared (a) the portion of the total development effort incurred in a given period that was spent on developing new products (i.e. products that no customer receives under maintenance) with (b) the portion of the total development effort incurred in a given period that was spent on developing new releases (including bug fixes and support packages) of existing products, i.e. new releases that at least some customers have a right to receive under their maintenance arrangement. The statement made the point that (b) is more than (a).

Example: SAP is developing a new product called A1S. This product has not yet been released to the market. The development efforts for A1S consequently are efforts to develop a new product. SAP is also developing a new release for SAP ERP. This new release will upon its release to the market be delivered (i) to new customers who purchases SAP ERP licenses and (ii) to all existing customers that have a valid maintenance arrangement for SAP ERP. The fact that the majority of our development efforts are spent on the development of new releases that all entitled customers receive under their maintenance arrangements strongly supports SAP’s view that SAP’s maintenance offering includes a significant software element.
These explanations of the two statements show that the first statement looks at the development cost for one given product over time while the second statement looks at how the total development cost for all products in one given period allocates to new products versus existing products.
•	Your response states that upgrades delivered under the Company’s maintenance agreements cannot be purchased separately and are not assigned separate prices. Please tell us whether new releases (CRM 3.0, CRM 4.0 or CRM 5.0) can be purchased separately.

SAP does not market or sell individual releases of its software products. SAP markets and sells the product itself without reference to any specific release. For example, SAP does not market or sell mySAP CRM 3.0, mySAP CRM 4.0 and mySAP CRM 5.0 individually. SAP only markets and sells mySAP CRM. If a customer purchases the product, they receive a license to mySAP CRM, not a license to a specific release of mySAP CRM. Although SAP always delivers the most recent available release of a software product, the customer’s license does usually not specify the release that was licensed.

In addition, SAP does not market or sell the delta functionality between two different releases of a software product. For example, SAP does not market or sell separately a software package that includes the delta functionality between mySAP CRM 4.0 and mySAP CRM 5.0. If a customer purchased mySAP CRM 4.0 but did not enter into a valid maintenance agreement for mySAP CRM, the customer would not be able to obtain the SAP ERP 5.0 functionality without (a) entering into a valid maintenance agreement and paying back-maintenance from the date of the original agreement, or (b)

purchasing SAP ERP 5.0 separately. The customer could not purchase an upgrade from mySAP CRM 4.0 to mySAP CRM 5.0 since SAP does not market or sell upgrades separately.
4.	We also note in your response to comment 4 in our letter dated December 19, 2006 your discussion of the Company’s new subscription agreements. It is unclear, however, how these subscription agreements differ from your traditional business model. Provide us with an example of the terms of your subscription agreements and your traditional business model. In this regard, help us understand the differences between the unspecified additional products included in your subscription agreements and the new releases and unspecified software upgrades included in your traditional business model.
Below please find a comparison of the major contract terms of (a) an agreement representing our traditional business model and (b) an agreement representing our subscription agreement (the products and units thereof mentioned below are exemplary).

Contractual Terms	Traditional license model	Subscription Model

Licensed Software	The software licensed to the Licensee pursuant to this agreement consists of the components identified below.	The license term for subscription licenses licensed herein shall be for a period of five years beginning on the effective date of this agreement and ending on the last day of the fifth year of this agreement. During the Term, Licensee is granted a subscription license to the Software specified below. Upon expiration of the Term Licensee is granted a perpetual license to use the software.

	SAP individual solutions:	SAP individual solutions:

	SAP ERP: 250 Professional User Optional cross industry software licensed: None	SAP ERP: 250 Professional User Optional cross industry software licensed: None

	Optional Industry Specific Software licensed (SAP for Oil and Gas):	Optional Industry Specific Software licensed (SAP for Oil and Gas):

	Upstream Production Management: 1000	Upstream Production Management:
	Units	unlimited

	Upstream Contracts Management: 1000	Upstream Contracts Management:
	Units	unlimited

	Remote Logistics Management: 1000 Units	Remote Logistics Management: unlimited

	Service Station Retailing: unlimited	Service Station Retailing: 1000 Units

	IS Oil Downstream: 1000 Units	IS Oil Downstream: unlimited

Contractual Terms	Traditional license model	Subscription Model

Licensee shall have the right during the term of this Appendix to use all future Software that may be released by SAP as “Optional Industry Specific Software” specific to the Oil &Gas Industry.

License fee and payment:	The total net license fee to licensee for the software as specified above for the total number of named users and software options is USD 10 Million, which shall be invoiced on or before November 30, 2006 and is payable net thirty days from date of invoice	For the Term licensee shall pay SAP an annual subscription fee for the Software licensed under this Appendix and maintenance for such Software:

Annual Subscription Fee is USD 4 Million.

First year’s Subscription Fee shall be invoiced upon execution of the Agreement and is due thirty days from date of Licensee’s receipt of SAP’s invoice. Thereafter, SAP shall invoice Licensee thirty days prior the end of the anniversary date of the Appendix the annual Subscription Fee payable thirty days from the date of Licensee’s receipt of invoice

Maintenance	Licensee may request and SAP shall provide maintenance service (“Maintenance”). Maintenance currently includes the delivery of new Releases of the Software and Software correction packages, support via telephone, remote support/update, Early Watch Alert, and SAP’s support portal.	Licensee may request and SAP shall provide maintenance service (“Maintenance”). Maintenance currently includes the delivery of new Releases of the Software and Software correction packages, support via telephone, remote support/update, Early Watch Alert, and SAP’s support portal.

Maintenance fee and payment	The maintenance fee for the software licensed is priced at the then current factor in effect (currently 17%) multiplied by the then current Net License Fee for the licensed Software. Maintenance Fees are invoiced on an annual basis effective January 1 of a calendar year and payable net 30 days from date of invoice. Any maintenance fees due prior to January 1 are invoiced on a pro-rata basis for the given calendar year in effect.	During the Term of the Agreement maintenance licensed for the software under this agreement are included in the subscription fee as specified above.
SAP accounts for the traditional license model and subscription model is as follows:
1.	Traditional license model (software and maintenance)

SAP recognizes the software revenue once the criteria as outlined in paragraph 8 of SOP 97-2 are met. This is in most of the cases the point of time when all licensed products are delivered to the customer. SAP can demonstrate VSOE of fair value for maintenance but not for software. SAP therefore applies the residual method and accounts for software and maintenance under the traditional license model separately. Software revenue is recognized upfront once the basic criteria in paragraph 8 of SOP 97-2 are met whereas maintenance revenue is recognized ratably over the maintenance term.

2.	Subscription model

According to paragraph 48 of SOP 97-2, “a vendor may agree to deliver software currently and to deliver unspecified additional software products in the future. For example, the vendor may agree to deliver alls new products to be introduced in a family of products over the next two years”. The contractual terms in SAP’s subscription agreements include such a right (please refer to the example above; the relevant paragraph under the contractual term “licensed software” is marked bold). Accordingly SAP applies paragraph 49 of SOP 97-2 for such agreements and recognizes the license fee ratably over the term of the arrangement. As the fee for maintenance and the subscription license is bundled together into one subscription fee, SAP cannot demonstrate VSOE for maintenance included in subscription agreements. SAP therefore believes that it is more appropriate to report subscription revenues in one line item instead of allocating the subscription revenue to license and maintenance revenue based on estimates.
The two examples of contract terms above also explain the different performance obligations that SAP has under each agreement beside the software initially licensed:
•	Under the traditional license model a customer has the right to receive
•	the software products specifically mentioned in the license agreement, and

•	maintenance for these licensed products consisting of customer support and unspecified upgrades and enhancements of the licensed products.
The customer is not entitled to receive any additional unspecified products under the traditional license model.

In the example above, the customer is entitled to receive the software products specifically listed in the contract language above including the industry specific options in the area of oil and gas that are specifically listed under the header “Optional Industry Specific Software licensed (SAP for Oil and Gas)” (Note: options (which we also call ‘engines’) are separate SAP products that provide functionalities not included in SAP’s major products). If after the date of the license agreement SAP releases and adds to its price list a new option/engine in the Oil & Gas area or any other new software product, the customer needs to license this option/engine or other software product under a separate software license agreement. In this case the customer would have to pay a separate license fee and would have to enter into a separate maintenance agreement for this option/engine.
•	In contrast to the account under the traditional license model, under a subscription contract a customer is entitled to receive
•	the software products specifically mentioned in the license agreement, and
•	maintenance for these licensed products (i.e. customer support and unspecified upgrades and enhancements of the licensed products), and

•	additional unspecified products that SAP develops and releases after the date of the license agreement (including maintenance for those products)
In the example above, the customer is entitled to receive the software products specifically listed in the contract language, including the industry specific options/engines in the area of oil and gas that are specifically listed under the header “Optional Industry Specific Software licensed (SAP for Oil and Gas),” and is entitled to receive additional industry specific options/engines that SAP may develop and release in the area of oil and gas during the term of the subscription agreement. If after the date of the license agreement SAP releases and adds to its price list a new option/engine in the Oil & Gas area, the subscription customer would be entitled to receive and use such option/engine without entering into a new software license agreement and without paying an additional license fee.
As outlined in the response to question 2 above, SAP only provides additional functionalities as upgrades (new releases) of existing products if such functionalities are within the domain (core functionality) of the respective product. SAP releases and adds to its price list a new product if at least one of the following criteria are met:
•	SAP introduces significant new functionality which is outside the domain (core functionality) of its existing products

•	SAP bundles existing functionalities or modifications of existing functionalities to create an offering for a certain market segment (e.g. release of a new ERP product that covers certain of the functionalities of SAP’s existing SAP ERP product but which is tailored specifically to small sized customers while SAP ERP is tailored for medium sized and large customers)

•	SAP introduces new functionality that falls into the domain (core functionality) of one of our existing products but which is only of interest to a limited number of SAP customers (e.g. certain industry specific functionality that SAP releases as an option/engine or add-on to its existing products).
If SAP releases and adds to its price list a new product, all customers that wish to have the new release must license and pay for it separately unless they have a valid subscription contract that specifically covers the newly released product. In contrast, as noted in one of the responses above, upgrades and enhancements are provided to all customers that have a maintenance contract for the respective product.
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at (212) 610-6300.
Yours sincerely,
Peter Harwich

cc: Dr. Werner Brandt

Appendix 1:
Evolution of mySAP CRM from Release 3.0 to Release 5.0

			Existing in	Added in CRM	Enhanced in	Added in CRM	Enhanced in
Module	Sub-Module	Functionality	CRM 3.0	4.0	CRM 4.0*	5.0	CRM 5.0*

Marketing	Enterprise	Marketing Planning	x		x		x
	Marketing	Customer Segmentation	x		x		x
		Campaign Mgmt	x		x		x
		Trade Promotion Mgmt		x			x
		Lead Mgmt	x		x		x
		Personalization	x		x
		Customer Analytics	x
		Product Analytics	x
		Marketing Analytics	x

	E-Marketing	Catalog Mgmt	x		x		x
		Content Mgmt		x			x
		Customer Segmentation		x
		Campaign Mgmt		x
		Personalization		x
		Customer Analytics	x
		Product Analytics	x
		Marketing Analytics	x

	Telemarketing	Campaign Execution	x		x		x
		Lead Mgmt		x
		Personalization	x		x
		Customer Analytics	x
		Product Analytics	x
		Marketing Analytics	x

	Channel	Content Mgmt	x		x
	Marketing	Catalog Mgmt		x			x
		Collateral Mgmt		x
		Campaign Mgmt		x
		Personalization		x			x
		Lead Mgmt		x			x
		Marketing Development Funds		x

Appendix 1 (cont.):
Evolution of mySAP CRM from Release 3.0 to Release 5.0

			Existing in	Added in CRM	Enhanced in	Added in CRM	Enhanced in
Module	Sub-Module	Functionality	CRM 3.0	4.0	CRM 4.0*	5.0	CRM 5.0*

Sales	Enterprise	Sales Planning & Forecasting		x			x
	Sales	Territory Mgmt		x			x
		Account & Contact Mgmt	x		x		x
		Activity Mgmt	x		x		x
		Opportunity Mgmt	x		x
		Quotation & Order Mgmt	x		x		x
		Contract Mgmt & Leasing	x		x		x
		Incentive & Commission Mgmt		x
		Sales Analytics	x

	E-Selling	Quotation & Order Mgmt	x		x		x
		Shopping Basket Mgmt		x
		Price Mgmt		x
		Interactive Selling & Configuration	x		x		x
		Web Auctions		x			x
		Collaborative Selling		x
		Sales Analytics	x
		e- Analytics	x

	Telesales	Account & Contact Mgmt	x		x
	(Interaction	Activity Mgmt	x
	Center)	Opportunity Mgmt	x
		Quotation & Order Mgmt	x				x
		Incentive & Commission Mgmt		x
		Sales Analytics	x
		Interaction Center Analytics	x

	Channel	Account & Contact Mgmt	x		x
	Sales	Activity Mgmt		x			x
		Opportunity Mgmt		x			x
		Pricing & Contract Mgmt		x
		Interactive Selling & Configuration		x
		Quotation & Order Mgmt		x			x
		Multi-Tier Sales Tracking & Forecasting		x
		Partner Compensation		x
		Partner Life Cycle Mgmt		x
		Planning & Forecasting		x
		Partner Recruitment		x
		Partner Training & Certification		x
		Partner Networking		x
		Partner & Channel Analytics		x

Appendix 1 (cont.):
Evolution of mySAP CRM from Release 3.0 to Release 5.0

			Existing in	Added in CRM	Enhanced in	Added in CRM	Enhanced in
Module	Sub-Module	Functionality	CRM 3.0	4.0	CRM 4.0*	5.0	CRM 5.0*

Service	Enterprise	Service Planning & Forecasting		x
	Service	Service Contract and Entitlement Mgmt	x		x		x
		Service Order Management	x		x		x
		Case Management		x			x
		Complaints and Returns Mgmt	x		x		x
		In House Repair		x
		Service Analytics	x

	E-Service	Knowledge Mgmt	x		x
		Request Mgmt	x		x
		Live Customer Support		x
		Account Self-Service		x
		Installed Base Mgmt	x		x
		Complaints & Returns Mgmt	x		x		x
		Billing & Payment		x			x
		Service Analytics	x

	Customer	Help Desk	x				x
	Service	Customer Service & Support	x				x
	(Interaction	Complaint Mgmt	x				x
	Center)	Service Analytics	x

	Channel	Partner Knowledge Mgmt	x		x
	Service	Request Mgmt	x		x
		Live Partner Support		x			x
		Installed Base Mgmt	x		x
		Complaints & Returns Mgmt		x			x

*	not including industry specific enhancements